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                 May 5, 2020

       Daniel Cruz
       Chief Financial Officer
       Liquid Media Group Ltd.
       #202, 5626 Larch Street
       Vancouver, BC V6M 4E1

                                                        Re: Liquid Media Group
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed May 4, 2020
                                                            File No. 333-237982

       Dear Mr. Cruz:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Mark J. Reyes, Esq.